FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 23, 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                Form 20-F      X                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes _______                                                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated April 23, 2014 – 1st Quarter Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2014

ARM HOLDINGS PLC

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FIRST QUARTER 2014
A conference call discussing these results will be audiocast today at 09.30 BST at www.arm.com/ir

CAMBRIDGE, UK, 23 April 2014 — ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)] announces its unaudited financial results for the first quarter ended 31 March 2014
Q1 2014 – Financial Summary	Normalised*			IFRS
	Q1 2014	Q1 2013	% Change	Q1 2014	Q1 2013
Revenue ($m)	305.2	263.9	16%	305.2	263.9
Revenue (£m)	186.7	170.3	10%	186.7	170.3
Operating expenses (£m)	84.3	74.6	13%	101.6	95.2
Operating margin	50.4%	50.5%		40.9%	38.1%
Profit before tax (£m)	97.1	89.4	9%	78.0	67.1
Earnings per share (pence)	5.60	5.31	5%	4.39	3.69
Net cash generation**	40.1	58.7
Effective revenue fx rate ($/£)	1.63	1.55

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, share of results in joint venture and intangible amortisation. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 5.11 to 5.12.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits, adding back dividend payments, investment and acquisition consideration, other acquisition-related payments, share-based payroll taxes, investment in joint venture, payments to Linaro, cash outflow from IP indemnity and similar charges and deducting inflows from share option exercises – see notes 5.7 to 5.10.

Q1 Financial Highlights
•	Group revenues in US$ up 16% year-on-year (£ revenues up 10% year-on-year)
•	Processor licensing revenue in US$ up 38% year-on-year
•	Underlying processor royalty revenue in US$ up 8% year-on-year (up 4% year-on-year after a deduction for prior years’ royalties over-reported to ARM by a customer)
•	Normalised profit before tax and earnings per share up 9% and 5% year-on-year respectively. IFRS profit before tax and earnings per share up 16% and 19% year-on-year respectively

Progress on key growth drivers in Q1
•	Growth in adoption of ARM® technology
o	26 processor licences signed across multiple end markets from mobile computing to enterprise networking and chips for Internet of Things devices
•	Advanced technology enables a higher royalty percentage per chip in in consumer electronics and enterprise infrastructure
o	5 ARMv8-A processor licences signed, taking the total to 43
o	4 Mali graphics processor licences signed
o	POP™ IP helps optimise ARM processor implementations. 5 further POP IP licenses signed
•	Growth in shipments of chips based on ARM processor technology
o	2.9 billion ARM-based chips shipped, up 11% year-on-year
o	Strong year-on-year shipment growth especially in enterprise networking and microcontrollers

Outlook
ARM has made an encouraging start to 2014 with continued strong licensing performance.  ARM’s pipeline of licensing opportunities remains healthy for Q2 and the rest of the year.

The semiconductor industry normally declines sequentially in the first quarter of the year.  Market commentators generally regard the decline this year to have been similar to prior years, which will provide the context for ARM’s Q2 royalty revenues.  Recent indications from the semiconductor industry and ARM's customers suggest that ARM will benefit from an improving environment in the second half.

Assuming the outlook for the semiconductor industry in the second half of the year improves, as generally anticipated, we expect Group dollar revenues for the full year 2014 to be in line with market expectations.

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Simon Segars, Chief Executive Officer, said:

"Q1 was a good start to the year for ARM, with more customers choosing to license ARM technology for their future products, which helped drive ARM’s revenues.

Licences are a precursor to future royalty revenues. Our customers are signing licences with a view to designing ARM technology into an increasingly wide range of markets from servers and supercomputers to embedded sensors and enterprise networking applications and thereby underpinning ARM's future royalty opportunity.”

Q1 2014 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q1 2014	Q1 2013	% Change	Q1 2014	Q1 2013	% Change
Technology Licensing
Processors	111.6	80.8	38%	69.6	51.7	34%
Physical IP	18.3	14.1	30%	11.3	8.9	27%
Total Technology Licensing	129.9	94.9	37%	80.9	60.6	33%
Technology Royalty
Processors	128.1†	123.4	4%	76.9	80.4	-4%
Physical IP	16.4	16.6	-1%	9.9	10.8	-8%
Total Technology Royalty	144.5	140.0	3%	86.8	91.2	-5%
Software and Tools	16.1	16.6	-3%	9.8	10.6	-9%
Services	14.7	12.4	19%	9.2	7.9	18%
Total Revenue	305.2	263.9	16%	186.7	170.3	10%

***
Dollar revenues are based on the Group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.

†	Includes a deduction of $5 million for prior years’ royalties over-reported to ARM by a customer.

CONTACTS:
Sarah West/Ben Fry	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

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Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q1 2014 were $305.2 million, up 16% versus Q1 2013. Q1 sterling revenues of £186.7 million were up 10% year-on-year.

License revenues
Total dollar license revenues in Q1 2014 increased by 37% year-on-year to $129.9 million, representing 43% of Group revenues. License revenues comprised $111.6 million from processor licenses and $18.3 million from physical IP licenses.

Group order backlog at the end of Q1 2014 was down about 5% sequentially.  Based on the licensing opportunity pipeline it is expected that order backlog at the end of 2014 will be at a broadly similar level to that at the end of Q1 2014.

Royalty revenues
Total dollar royalty revenues in Q1 2014 increased year-on-year by 3% to $144.5 million, representing 47% of Group revenues. Royalty revenues comprised $128.1 million from processors and $16.4 million from physical IP. Processor dollar royalty revenues in Q1 2014 are net of a deduction of $5 million representing prior years’ royalties over-reported to ARM by a customer.  Underlying processor royalty revenues increased 8% year-on-year.   Industry revenues were up 6% over the relevant shipment period (i.e. Q4 2013 compared to Q4 2012).

ARM’s royalty revenues in Q1 2014 were impacted by an inventory correction which particularly affected mobile and consumer electronics.  As a result, both the year-on-year growth in ARM’s royalty revenues and the outperformance compared to overall industry growth are lower this quarter than seen in most recent periods.  Inventory corrections of this type occur in the industry from time to time, the last one occurring in H1 2012.

Other revenues
Sales of software and tools in Q1 2014 were $16.1 million, a decrease of 3% year-on-year.  Service revenues were $14.7 million in Q1 2014, up 19% year-on-year.  Together revenues from software and tools and services represented 10% of Group revenues.

Gross margins
Normalised gross margins in Q1 2014 were 95.6% compared to 95.4% in Q4 2013 and 94.3% in Q1 2013.

Operating expenses and operating margin
Normalised income statements for Q1 2014 and Q1 2013 are included in notes 5.11 and 5.12 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses were £84.3 million in Q1 2014 compared to £88.1 million in Q4 2013 and £74.6 million in Q1 2013.  Normalised operating expenses in Q2 2014 (assuming effective exchange rates similar to current levels) are expected to be in the range £86-88 million as we continue to invest in our research and development teams and in our business infrastructure.

Normalised operating margin was 50.4% in Q1 2014, compared to 48.8% in Q4 2013 and 50.5% in Q1 2013.

Normalised research and development expenses were £39.8 million in Q1 2014, representing 21% of revenues, compared to £38.9 million in Q4 2013 and £36.6 million in Q1 2013. Normalised sales and marketing expenses were £20.4 million in Q1 2014, being 11% of revenues, compared to £21.3 million in Q4 2013 and £18.3 million in Q1 2013. Normalised general and administrative expenses were £24.1 million in Q1 2014, representing 13% of revenues, compared to £27.9 million in Q4 2013 and £19.7 million in Q1 2013.

Total IFRS operating expenses in Q1 2014 were £101.6 million (Q1 2013: £95.2 million) including share-based payment costs and related payroll taxes of £14.6 million (Q1 2013: £17.9 million), and amortisation of intangible assets, other acquisition-related charges and profits on disposal of investments of £2.7 million (Q1 2013: £2.7 million).

Total share-based payment costs and related payroll tax charges of £15.1 million in Q1 2014 were included within cost of revenues (£0.5 million), research and development (£9.8 million), sales and marketing (£2.6 million) and general and administrative (£2.2 million).

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Earnings and taxation
Normalised profit before tax in Q1 2014 was £97.1 million compared to £89.4 million in Q1 2013. After including acquisition-related and share-based payment costs, intangible amortisation and share of results of joint ventures, profit before tax was £78.0 million in Q1 2014 compared to £67.1 million in Q1 2013.

The Group's effective normalised tax rate was 18.3% in Q1 2014 (IFRS: 20.1%). ARM’s full-year normalised effective tax rate in 2014 is expected to be around 18%.

In Q1 2014, normalised fully diluted earnings per share were 5.60 pence (28.0 cents per ADS[1]) compared to 5.31 pence (24.2 cents per ADS) in Q1 2013.  Fully diluted earnings per share in Q1 2014 were 4.39 pence (22.0 cents per ADS) compared to earnings per share of 3.69 pence (16.8 cents per ADS) in Q1 2013.

Balance sheet
Intangible assets at 31 March 2014 were £605.0 million, comprising goodwill of £522.7 million and other intangible assets of £82.3 million, compared to £525.9 million and £82.9 million respectively at 31 December 2013.

Total accounts receivable were £150.3 million at 31 March 2014, compared to £136.2 million at 31 December 2013.

Cash flow
Net cash generation in Q1 2014 was £40.1 million.  Net cash at 31 March 2014 was £735.6 million compared to £706.3 million at 31 December 2013.

Technology Licensing

Processor licensing
26 processor licences were signed in Q1 2014.

Six of the licences signed were for ARM’s Cortex-A series processors, mainly for use in smartphones, tablets and enterprise infrastructure applications. Five of the licences were for ARM’s latest processors based on the ARMv8-A architecture, which include the Cortex-A53 and Cortex-A57 processors. To date, ARM has signed a total of 43 ARMv8-A processor and architecture licences which typically command a higher royalty compared to previous generations of ARM technology.

ARM also signed four licences for its Mali graphics processors, for use in digital TV, and mobile and embedded computing applications.

Eleven of the licences signed in Q1 were for Cortex-M class processors for use in microcontrollers, smart sensors, and the Internet of Things and wearable technology.

Q1 2014 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total**
Classic ARM*	3		3	530
Cortex-A	5	1	6	168
Cortex-R	1	1	2	43
Cortex-M	7	4	11	220
Mali	4***		4	90
Architecture				16
Subscription				16
Total	20	6	26	1,083
* Includes ARM7, ARM9, ARM10 and ARM11
**Adjusted for licences that are no longer expected to generate royalties
*** Includes 3 existing ARM customers taking their first Mali licence

[1] Each American Depositary Share (ADS) represents three shares.

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Physical IP licensing
ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. Platform licences are royalty bearing licences that enable foundries to manufacture chips using ARM’s physical IP. Each foundry requires a platform licence for each process node. ARM has signed a full range of platform licences with leading foundries, from 250nm to 14nm. During the quarter ARM signed four new platform licences at 180nm, 90nm, 40nm and 28nm taking the total platform licences signed to 105.

ARM continues to see strong demand for physical IP optimised for use with processors (POP IP).  POP IP enables a licensee to more readily achieve high-performance, low-power processor implementations through specially optimised physical IP technology.  For every chip implemented using POP IP, ARM receives a royalty both for the processor in the chip and for the physical IP.  This quarter ARM signed five further POP licences, including three  for a Cortex-A class processor, one for a Cortex-M class processor and one  for a Mali graphics processor.  POP IP is being made available earlier than ever to support the first adopters of new ARM-based Cortex and Mali processors.

Number Physical IP Licences
	Total for the Quarter	Cumulative Total
Platform Licences	4	105
POP IP	5	48

Technology Design Wins and Ecosystem Development
Many leading technology companies have announced details of their ARM processor-based product developments in recent months.  These included:
•	Multiple partners announcing chips for smartphones and mobile computing based on Cortex-A53 and Cortex-A57 processors including Marvell, Mediatek and Qualcomm
•
Microsoft announcing that Microsoft Office will now be available for some ARM-based tablets.  The combination of the latest productivity software with ARM-based mobile computers enables people to create and collaborate wherever they want

•
Broadcom launched its Open Network Function Virtualization platform which includes support for ARM-based system-on-chips (SoCs) and enables the migration of functions across SoCs from different vendors

•	Freescale announced its new family of QorIQ chips including the QorIQ LS2085A which has eight ARMv8 Cortex-A57 cores and brings support for open-standard protocols which enable virtualised networks
•	Oracle introducing Java SE Embedded which targets Java at ARM-based Internet of Things devices including the Raspberry Pi community development board
•
ARM announced the ARM 'Server Base System Architecture' (SBSA) specification for ARMv8 based server SoCs which was supported by leading server software companies including Canonical, Citrix, Linaro, Microsoft, Red Hat and SUSE, and OEMs including Dell and HP.

Many more partner announcements can be found on the ARM website at www.arm.com/news.

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Technology Royalties

Processor royalties
Q1 royalty revenue was generated from the shipment of some 2.9 billion ARM processor-based chips, up 11% year-on-year. ARM saw particularly strong growth in enterprise networking and microcontrollers which grew 150% and 40% respectively.

Throughout 2014 ARM is expected to continue to benefit from the growth of smartphones and tablets. These devices are more likely to contain ARM’s more advanced Cortex-A series processors, and can include ARM’s Mali graphics technology.  In Q1 2014, shipments of Cortex-A series processors were up more than 30% year-on-year including the first high-volume shipments of ARMv8-A processor based chips.

ARM’s average royalty per chip in Q1 was 4.7 cents down slightly from a year ago as the growth in higher value, lower volume application processors was balanced by the strong growth in shipments of higher volume, lower cost chips, such as microcontrollers, smartcards, touchscreen controllers and wireless connectivity chips.

Q1 2014 Processor Unit Shipment Analysis
Processor Series	Unit Shipments	Market	Unit Shipments
ARM7	25%	Mobile	46%
ARM9	17%	Enterprise	17%
ARM11	4%	Home	5%
Cortex-A	18%	Embedded	32%
Cortex-R	4%
Cortex-M	32%

Physical IP royalties
Royalties are recognised one quarter in arrears with royalties in Q1 2014 generated from semiconductor wafer shipments in Q4 2013. Physical IP royalties in Q1 2014 were $16.4 million, down 1% year-on-year.

People
At 31 March 2014, ARM had 2,953 full-time employees, a net increase of 120 since the start of the year, being mainly engineers joining ARM’s processor R&D teams. At the end of Q1, the Group had 1,240 employees based in the UK, 698 in the US, 370 in Continental Europe, 406 in India and 239 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and uncertainties faced by the Group are included within the “Risks and risk management” section of the 2013 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2013 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  These risks include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a licence or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM's technology is used in a wide range of electronic products, any bug or fault in our technology could lead to significant damage to our brand and reputation; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; and an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results.

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ARM Holdings plc
Consolidated balance sheet - IFRS

	31 March	31 December
	2014	2013
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	39.0	43.8
Short-term deposits	537.8	544.1
Fair value of currency exchange contracts	3.5	5.1
Accounts receivable	150.3	136.2
Available-for-sale financial assets	−	1.2
Prepaid expenses and other assets	44.6	39.8
Current tax assets	9.7	6.9
Inventories: finished goods	2.7	3.0
Total current assets	787.6	780.1

Non-current assets:
Long-term deposits	164.6	125.6
Loans and receivables	3.0	3.0
Available-for-sale financial assets	15.8	13.9
Investment in joint venture	5.2	6.5
Prepaid expenses and other assets	1.4	1.6
Property, plant and equipment	42.4	33.6
Goodwill	522.7	525.9
Other intangible assets	82.3	82.9
Deferred tax assets	48.7	65.3
Total non-current assets	886.1	858.3

Total assets	1,673.7	1,638.4

Liabilities
Current liabilities:
Accounts payable	8.2	7.0
Embedded derivatives	7.1	7.0
Accrued and other liabilities (see note 3)	62.1	88.1
Finance lease liabilities	4.8	2.7
Current tax liabilities	17.0	18.8
Deferred revenue	141.3	156.7
Total current liabilities	240.5	280.3

Non-current liabilities:
Accrued and other liabilities	1.8	2.6
Finance lease liabilities	3.3	1.5
Deferred tax liabilities	−	0.1
Deferred revenue	47.2	42.5
Total non-current liabilities	52.3	46.7
Total liabilities	292.8	327.0

Net assets	1,380.9	1,311.4

Capital and reserves attributable to owners of the Company
Share capital	0.7	0.7
Share premium account	18.2	18.1
Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	893.5	820.6
Cumulative translation adjustment	52.8	56.3
Total equity	1,380.9	1,311.4

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ARM Holdings plc
First Quarter Results
Consolidated income statement – IFRS

	Quarter ended	Quarter ended
	31 March	31 March
	2014	2013
	Unaudited	Unaudited
	£m	£m

Revenues	186.7	170.3

Cost of revenues	(8.8)	(10.2)

Gross profit	177.9	160.1

Research and development	(52.1)	(49.2)
Sales and marketing	(23.1)	(21.7)
General and administrative	(26.4)	(24.3)

Total operating expenses	(101.6)	(95.2)

Profit from operations	76.3	64.9
Investment income	3.0	3.4
Share of results in joint venture	(1.3)	(1.2)

Profit before tax	78.0	67.1
Tax	(15.7)	(15.2)

Profit for the period	62.3	51.9

Earnings per share
Basic and diluted earnings	62.3	51.9

Number of shares (millions)
Basic weighted average number of shares	1,405.2	1,389.7
Effect of dilutive securities: Share options and awards	11.5	15.1
Diluted weighted average number of shares	1,416.7	1,404.8

Basic EPS (pence)	4.4	3.7
Diluted EPS (pence)	4.4	3.7

Diluted earnings per ADS (cents)	22.0	16.8

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

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ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended
	31 March 2014	31 March 2013
	Unaudited	Unaudited
	£m	£m

Profit for the period	62.3	51.9
Other comprehensive income:
Currency translation adjustment*	(3.5)	41.6
Other comprehensive (loss)/income for the period	(3.5)	41.6
Total comprehensive income for the period	58.8	93.5

*This item may be reclassified to income statement if certain conditions are met.

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ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share		Cumulative
	Share	premium	Capital	option	Retained	translation
	capital	account	reserve*	reserve**	earnings	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013 (audited)	0.7	12.2	354.3	61.4	703.3	74.2	1,206.1
Profit for the period	−	−	−	−	51.9	−	51.9
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	41.6	41.6
Total comprehensive income for the period	−	−	−	−	51.9	41.6	93.5
Shares issued on exercise of share options and awards	−	2.4	−	−	−	−	2.4
Credit in respect of employee share schemes	−	−	−	−	12.5	−	12.5
Movement on tax arising on share options and awards	−	−	−	−	4.1	−	4.1
	−	2.4	−	−	16.6	−	19.0
At 31 March 2013 (unaudited)	0.7	14.6	354.3	61.4	771.8	115.8	1,318.6

At 1 January 2014 (audited)	0.7	18.1	354.3	61.4	820.6	56.3	1,311.4
Profit for the period	−	−	−	−	62.3	−	62.3
Other comprehensive loss:
Currency translation adjustment	−	−	−	−	−	(3.5)	(3.5)
Total comprehensive income/(loss) for the period	−	−	−	−	62.3	(3.5)	58.8
Shares issued on exercise of share options and awards	−	0.1	−	−	−	−	0.1
Credit in respect of employee share schemes	−	−	−	−	13.8	−	13.8
Movement on tax arising on share options and awards	−	−	−	−	(3.2)	−	(3.2)
	−	0.1	−	−	10.6	−	10.7
At 31 March 2014 (unaudited)	0.7	18.2	354.3	61.4	893.5	52.8	1,380.9

*     Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985.  The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. This capital reserve is clearly distinguished from the share premium arising on share issues.

**    Share option reserve.  The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

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Notes to the Financial Information

(1) Basis of preparation
International Financial Reporting Standards
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 31 March 2014 and 31 December 2013, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity for the quarters ended 31 March 2014 and 2013, together with related notes.  This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority.  In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2013.

(2) Share-based payment costs and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 31 March 2014 are total share-based payment costs (including related payroll taxes) of £15.1 million (2013: £18.4 million), allocated £0.5 million (2013: £0.5 million) in cost of revenues, £9.8 million (2013: £10.5 million) in research and development costs, £2.6 million (2013: £3.3 million) in sales and marketing costs and £2.2 million (2013: £4.1 million) in general and administrative costs.

(3) Accrued and other liabilities
Included within accrued and other liabilities at 31 March 2014 are £8.9 million (31 December 2013: £15.1 million) relating to the provision for payroll taxes on share awards and £4.9 million (31 December 2013: £26.5 million) relating to employee bonus and sales commission provisions.

(4) Financial contingencies
It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Group provides such indemnification to its licensees. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s IP rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group. Currently, there are legal proceedings against some of the Group’s licensees in which it is asserted that certain of the Group’s technology infringes third-party patents, but in each of those proceedings the Group either presently has no obligation to indemnify, because certain preconditions to indemnification have not been satisfied by such licensees, or to the extent that there is any present obligation to indemnify, the Group does not believe that it is probable that the resolution of such proceedings will result in a material liability for the Group. If preconditions to indemnification are satisfied then an indemnification obligation may arise which could result in a material liability for the Group.

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(5) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude intangible amortisation, acquisition-related charges, share-based payment costs and share of results in joint venture. Full reconciliations of Q1 2014 and Q1 2013 are shown in notes 5.11 and 5.12.  All figures in £’million unless otherwise stated.

	(5.1)		(5.2)		(5.3)		(5.4)
	Q1 2014		Q1 2013		Q4 2013		FY 2013
Revenues	186.7		170.3		189.1		714.6
Revenues ($m)	305.2		263.9		302.9		1,117.7
ARM’s effective exchange rate ($/£)	1.63		1.55		1.60		1.56

Summary normalised figures
Gross margin	95.6%		94.3%		95.4%		94.8%
Operating expenses	84.3		74.6		88.1		326.5
Profit from operations	94.1		86.0		92.3		350.9
Operating margin	50.4%		50.5%		48.8%		49.1%

Profit before tax	97.1		89.4		95.5		364.0
Earnings per share (diluted)	5.60	p	5.31	p	5.31	p	20.59	p

Cash (net of accrued interest)	735.6		562.4		706.3		706.3
Normalised cash generation	40.1		58.7		77.9		344.5

	(5.5)	(5.6)
	31 March 2014	31 December 2013

Cash and cash equivalents	39.0	43.8
Short-term deposits	537.8	544.1
Long-term deposits	164.6	125.6
Less: Interest accrued	(5.8)	(7.2)

Total net cash	735.6	706.3

	(5.7)	(5.8)	(5.9)	(5.10)
	Q1 2014	Q1 2013	Q4 2013	FY 2013

Cash at end of period (as above)	735.6	562.4	706.3	706.3
Less: Cash at beginning of period	(706.3)	(520.2)	(670.5)	(520.2)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	1.9	3.4	13.3	25.6
Add back: Cash outflow from investment in joint venture	−	−	−	3.7
Add back: Cash outflow from acquisition-related charges	0.6	1.3	0.5	4.6
Add back: Cash outflow from payment of dividends	−	−	29.4	68.9
Add back: Cash outflow from share-based payroll taxes	7.5	13.5	0.3	16.3
Add back: Cash outflow from payments related to Linaro	0.9	0.8	0.9	3.5
Add back: Cash outflow from IP indemnity and similar charges	−	−	−	41.8
Less: Cash inflow from exercise of share options	(0.1)	(2.5)	(2.3)	(6.0)
Normalised cash generation	40.1	58.7	77.9	344.5

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(5.11) Normalised income statement for Q1 2014

	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion	Acquisition- related charges	Share of results in joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	186.7	−	186.7	−	−	−	186.7

Cost of revenues	(8.3)	(0.5)	(8.8)	−	−	−	(8.8)

Gross profit	178.4	(0.5)	177.9	−	−	−	177.9

Research and development	(39.8)	(9.8)	(49.6)	(1.9)	(0.6)	−	(52.1)
Sales and marketing	(20.4)	(2.6)	(23.0)	(0.1)	−	−	(23.1)
General and administrative	(24.1)	(2.2)	(26.3)	−	(0.1)	−	(26.4)
Total operating expenses	(84.3)	(14.6)	(98.9)	(2.0)	(0.7)	−	(101.6)

Profit from operations	94.1	(15.1)	79.0	(2.0)	(0.7)	−	76.3
Investment income	3.0	−	3.0	−	−	−	3.0
Share of results in joint venture	−	−	−	−	−	(1.3)	(1.3)

Profit before tax	97.1	(15.1)	82.0	(2.0)	(0.7)	(1.3)	78.0
Tax	(17.7)	1.2	(16.5)	0.6	0.2	−	(15.7)

Profit for the period	79.4	(13.9)	65.5	(1.4)	(0.5)	(1.3)	62.3

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,416.7		1,416.7				1,416.7
Earnings per share – pence	5.60		4.62				4.39

ADSs outstanding (millions)	472.2		472.2				472.2
Earnings per ADS – cents	28.0		23.1				22.0

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(5.12) Normalised income statement for Q1 2013
	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion	Acquisition- related charges	Share of results in joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	170.3	−	170.3	−	−	−	170.3

Cost of revenues	(9.7)	(0.5)	(10.2)	−	−	−	(10.2)

Gross profit	160.6	(0.5)	160.1	−	−	−	160.1

Research and development	(36.6)	(10.5)	(47.1)	(1.4)	(0.7)	−	(49.2)
Sales and marketing	(18.3)	(3.3)	(21.6)	(0.1)	−	−	(21.7)
General and administrative	(19.7)	(4.1)	(23.8)	−	(0.5)	−	(24.3)
Total operating expenses	(74.6)	(17.9)	(92.5)	(1.5)	(1.2)	−	(95.2)

Profit from operations	86.0	(18.4)	67.6	(1.5)	(1.2)	−	64.9
Investment income	3.4	−	3.4	−	−	−	3.4
Share of results in joint venture	−	−	−	−	−	(1.2)	(1.2)

Profit before tax	89.4	(18.4)	71.0	(1.5)	(1.2)	(1.2)	67.1
Tax	(14.8)	(1.2)	(16.0)	0.4	0.4	−	(15.2)

Profit for the period	74.6	(19.6)	55.0	(1.1)	(0.8)	(1.2)	51.9

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,404.8		1,404.8				1,404.8
Earnings per share – pence	5.31		3.92				3.69

ADSs outstanding (millions)	468.3		468.3				468.3
Earnings per ADS – cents	24.2		17.8				16.8

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Notes

The results shown for Q1 2014, Q1 2013, and Q4 2013 are unaudited. The results shown for FY 2013 are audited. The condensed consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2013 were approved by the Board of directors on 5 March 2014 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q1 2014 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2013 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2013.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market share and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2013 including (without limitation) under the captions, “Risk Factors” (on pages 4 to 12) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB; ARM Finland Oy and Geomerics Ltd.

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